Correspondence

January 22, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Jeffrey Gabor

Re:	OpGen, Inc. Registration Statement on Form S-4 File Number 333-234657

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-4 be accelerated so that it will be declared effective at 4:00 p.m. EST on January 23, 2020, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.

Sincerely,

/s/ Timothy C. Dec

Timothy C. Dec

Chief Financial Officer
OpGen, Inc.

cc: Mary J. Mullany, Esq.